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                                    EXHIBIT A


                                                  FOR MORE INFORMATION, CONTACT:

                                                                     Eric Erdman
    [GENESIS LOGO]                                       Chief Financial Officer
                                                          Genesis Microchip Inc.
                                                                  (905) 470-2742

                                                http://www.genesis-microchip.com



              GENESIS MICROCHIP TO MERGE WITH PARADISE ELECTRONICS

        TORONTO (Jan. 22, 1999) - Genesis Microchip Inc. (Nasdaq: GNSSF) announced today it has signed a definitive agreement to merge with privately held Paradise Electronics, Inc. of San Jose, CA, thereby strengthening its position as the leading supplier of integrated circuits for digital displays such as flat panel monitors for personal computers.

        Under the terms of the merger, 4.5 million shares of Genesis Microchip common stock will be exchanged for all outstanding shares and options of Paradise Electronics. The merger is expected to be accounted for as a pooling of interests and to qualify as a tax-free reorganization. The transaction has been approved by the board of directors of each company and its completion is subject to customary conditions, including approval by stockholders of Paradise Electronics and Genesis Microchip. The merger is expected to close in the fourth quarter of Genesis Microchip's fiscal 1999.

        "In addition to strengthening our technology, product portfolio and customer base for the flat panel monitor market, the combination will give us the technology and resources to aggressively pursue emerging opportunities in the consumer video market, such as HDTV," said Paul M. Russo, Genesis Microchip's Chairman and CEO.

        "Our capability to integrate large scale digital and precise analog circuitry on a single VLSI chip complements nicely the imaging expertise that Genesis has cultivated," observed Alexander S. Lushtak, Chairman of Paradise Electronics. Under terms of the agreement, Mr. Lushtak and another Paradise board member will join the Genesis board of directors.

         "We have a great deal of respect for what Paradise has accomplished and we look forward to working with this talented team," said Stephen Solari, Genesis President and COO. "By combining


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the two companies' intellectual property in future products, we'll be able to offer our customers superior features and performance."

        Founded in 1996, Paradise Electronics designs and manufactures highly integrated mixed-mode integrated circuits for the flat panel monitor market. Paradise President Jeff Diamond will serve as Genesis Microchip's Executive Vice President.

        Genesis designs, manufactures and markets the ImEngine line of highly integrated semiconductors for a variety of imaging and digital display applications.

        The chips can be found in flat panel monitors from Acer, Apple Computer, Dell, Fujitsu Ltd., IBM, LG Electronics, Philips, Samsung Electronics, and Sony Corp., and digital projectors from Hitachi, Ltd., In Focus Systems, Sharp Corp. and Texas Instruments. Further information on these products is available at http://www.imengine.com.

        Genesis Microchip Inc. (Nasdaq: GNSSF) - an ISO9001-registered company - is a global leader in imaging and digital video/graphics processing technologies. The company is headquartered in Markham, Ontario, Canada, while its U.S. subsidiary and worldwide sales office is located in Mountain View, California. Further information is available at http://www.genesis-microchip.com.

        The forward looking statements contained in this news release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties, including the potential inability to complete the described transactions as scheduled, or at all, risks involving the ability to successfully integrate Genesis Microchip and Paradise Electronics, the ability to successfully develop new products, market acceptance of existing and new products of the combined companies, variances between actual and estimated costs and expenses related to the proposed merger, the potential for fluctuations on quarterly operating results, rapid technological change, and intense competition from current and potential competitors who may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Actual results may differ materially.

                                     - XXX -

        - ImEngine is a trademark of Genesis Microchip Inc